M-real Corporation Stock Exchange Bulletin 21.12.2004 at 3.00 p.m.

M-REAL ANNOUNCES PROFITABILITY IMPROVEMENT PROGRAMS IN ZANDERS AND MAP MERCHANTS UK

M-real initiates two profitability improvement programs in Germany and in the UK. They are part of M-real´s EUR 200 million savings and efficiency improvement program which was launched in early 2004. The program proceeds as planned. As estimated in August, positive impact on profitability will be EUR 30 million in 2004.

In Germany, as part of M-real Zanders´ profitability improvement program the number of employees will be reduced by 330 from 1800 by the end of 2006 at Gohrsmuehle and Reflex mills. Furthermore, it has been agreed with the Labor Unions that the weekly working hours will be increased to 40 without additional compensation and there will be no increase in wages and salaries in 2005. The total annual personnel cost reduction is estimated to be about EUR 20 million at the end of 2006.

In UK at Map Merchants, M-real is planning to restructure the operations of MoDo Merchants Ltd and James McNaughton Paper Group Ltd. As a result of the planned restructuring, the number of employees will decrease by 55 and the overall efficiency of the operations will improve. From 2006 onwards, the estimated annual profitability improvement will exceed the one-time cost.

The estimated non-recurring costs of the programs

Related to M-real Zanders´ profitability improvement program, the estimated one-time cost to be recorded for 2004 is EUR 24 million. This consists mainly of provisions for future redundancy costs as well as write-offs of certain assets and stock items relating to changes in product strategy.

The planned restructuring of Map Merchants´ UK operations will result in estimated one-time cost of EUR 6 million in 2004.

In addition, totally about EUR 10 million will be recorded as one-time costs for 2004 related to certain other minor restructuring programs. Out of the total one-time cost of EUR 40 million, about EUR 32 million will have a cash-flow impact.

M-real´s Q4 will be also affected by additional financial costs of about EUR 20 million related to completed rights offering as well as signed revolving credit facility agreement of EUR 500 million.

M-REAL CORPORATION

Corporate Co


05005328

For additional inancial Officer Juhani Pöhö, tel. +358 10 469 5283

M-real Corporation Stock Exchange Bulletin 30.12.2004 at 1.30 p.m.

M-REAL SIGNS LETTER OF INTENT TO SELL FOREST ASSETS

M-real has signed a Letter of Intent to sell its forestland to a company to be founded called Forestia Holding Oy. The total transaction value is EUR 172 million of which M-real´s share is 95%. The transaction will not have a material effect on M-real's result.

The owners of Forestia Holding Oy will be Metsäliitto Cooperative with a share of 49.9%, Suomi Mutual Life Assurance Company with a share of 39.9% and the Central Union of Agricultural producers and Forest owners with a share of 10.2 %. The forestland comprising approximately 120,000 ha is currently owned by Forestia Oy, of which M-real´s ownership is 95% and Metsäliitto Cooperative´s 5%.

As part of the overall arrangements, M-real will underwrite about EUR 24 million of the subordinated debenture which Forestia Holding Oy will issue in connection with the transaction. The bonds will yield 8.5% interest and M-real intends to sell them in the secondary market.

Under the terms of the transaction, Forestia Holding Oy will buy the forest land of Suomi Mutual Life Assurance Company for a consideration of about EUR 21 million.

The parties plan to complete the transaction before the end of March 2005.

The deal is part of M-real´s action plan to divest its non-core assets.

M-REAL CORPORATION

Corporate Communications

For additional information, contact Chief Financial Officer Juhani Pöhö, tel. +358 50 598 7607, kindly before 4.30 p.m.